FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL AND REPSOL YPF SIGN A FRAMEWORK AGREEMENT TO DEVELOP AN LNG MACRO PROJECT IN NIGERIA

•	The agreement sets out the conditions for the future construction and operation of an LNG plant with 10 bcm capacity.

GAS NATURAL and Repsol YPF, through its joint venture for the international liquid natural gas (LNG) business, signed with the Government of Nigeria a framework agreement for the future development of a major liquid natural gas (LNG) project in that country.

The agreement sets out the conditions for the future construction and operation of an LNG liquefaction plant in Nigeria, with initial capacity of about seven million tons annually, equivalent to approximately 10 bcm of gas natural, and for the acquisition and development of gas reserves to supply the plant. This initiative will help ensure the long-term supply of gas.

This is one of the most important agreements signed by a Spanish company in the field of LNG, due to the volume of gas in consideration and the strategic location of the future plant with respect to the gas markets of the Atlantic and Mediterranean Basins.

The Minister of State for Petroleum Resources of the Federal Republic of Nigeria, Edmund Daukoru, and the managing director (consejero delegado) of Repsol-Gas Natural LONG, Stream, Carlos Torralba, signed the agreement, after negotiations in recent months between the management of Stream and the highest government authorities of the Federal Republic of Nigeria, which began after the visit to Spain by the President of Nigeria, H.E. Olusegun Obasanjo, last September.

Stream, one of the premier LNG companies in the world

Stream is a joint venture between Repsol YPF and GAS NATURAL, placed in operation to develop the LNG international business, positioned between the three largest LNG operators in the world, according to signed LNG agreements.

Up to now, Gas Natural has been the largest purchaser of LNG and Repsol YPF a large importer of crude from Nigeria. Following the agreement, both companies make another step forward in relations with that country to position themselves as long-term investors in Nigeria, as some of the major international energy companies have already done, which have wagered on that country as having the best future in hydrocarbon supply.

The signing of this agreement means the confirmation of positive results of efforts made by the Nigerian government to give transparency to the country’s economy and strengthen its stability, creating favorable conditions for attracting international investment to Nigeria.

Barcelona, April 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: April 7, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer